AMERICAN FUNDS DISTRIBUTORS, INC.

(SEC FILE No. 8-17168)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2020
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

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Filed in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act of
1934 as a PUBLIC DOCUMENT.



Deloitte & Touche LLP
695 Town Center Drive
Suite 1000
Costa Mesa, CA 92626
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
American Funds Distributors, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of American Funds Distributors, Inc. (the "Company") (a wholly owned subsidiary of Capital Research and Management Company) as of June 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of American Funds Distributors, Inc. as of June 30, 2020, in conformity with accounting principles generally accepted in the United Stated of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

Costa Mesa, California

August 26, 2020

We have served as the Company's auditor since 1972.

American Funds Distributors, Inc.

Statement of financial condition

June 30, 2020 (dollars in thousands, except share and par value amounts)

Assets

Cash and cash equivalents	$	342,199
Receivables		26,672
Prepaid expenses		5,872
Income tax receivable		1,882
Other current assets		30,021
Property, net of accumulated depreciation and amortization of $2,697		263
Deferred income taxes, net		27,548
Other assets		272
Total	$	434,729

Liabilities

Accounts payable and accrued expenses	$	132,361
Accrued compensation and benefits		88,646
Total liabilities		221,007

Stockholder's equity

Capital stock, $1 par value – 1,000,000 shares authorized; 500,000 shares issued and outstanding		500
Additional paid-in capital		545,900
Accumulated deficit		(332,678)
Total stockholder's equity		213,722
Total	$	434,729

See notes to financial condition.

Notes to statement of financial condition
Year ended June 30, 2020 (dollars in thousands)

1. Summary of significant accounting policies

Nature of operations – American Funds Distributors, Inc. (the "Company") is a wholly owned subsidiary of Capital Research and Management Company (the "Parent") and a second-tier subsidiary of The Capital Group Companies, Inc. ("Capital Group"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and was organized to serve as the national distributor for the capital shares of investment companies for which the Parent serves as investment adviser. The Company is also a registered investment adviser with the U.S. Securities and Exchange Commission (the "SEC") and a member firm of the Financial Industry Regulatory Authority, the Securities Investor Protection Corporation, and the Municipal Securities Rulemaking Board.

The Company's sources of revenue relate to the distribution of mutual fund shares, and administrative and distribution services provided to the Parent. The Company earns distribution and administrative revenues for services provided to investment companies, and institutional and private investors within the United States of America and abroad.

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic, resulting in rapidly changing market and economic conditions. While the Company has not incurred significant business disruptions or material impacts to its financial condition as a result of COVID-19, it is unable to accurately predict the impact that COVID-19 may have in the future at this time. The Company will continue to evaluate the nature and extent of the COVID-19 impact to its business and financial condition.

Basis of presentation – The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company is allocated expenses paid by affiliates using allocation percentages that are determined by a method that best approximates actual usage by the Company. Therefore, if the Company were a stand-alone entity, the statement of financial condition could be materially different.

Estimates – The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Significant estimates made by management relate primarily to the recognition of certain expense accruals, and expenses allocated to the Company from affiliate service providers or the Parent.

Cash and cash equivalents – Cash includes demand deposit accounts. Cash equivalents consist of shares of money market funds for which the Parent serves as the investment adviser.

Other current assets – Other current assets represent upfront commission payments on the sale of C and 529-C shares of mutual funds for which the Parent serves as the investment adviser. The Company makes these payments to third-party broker dealers that perform related sales activities. These payments are deferred in accordance with U.S. GAAP, and amortized over a twelve-month period during which the Company receives reimbursements from the mutual funds in the form of distribution and contingent deferred sales charges.

Depreciation and amortization of property – Depreciation of buildings, furniture, equipment and software is generally computed using the straight-line method over estimated useful lives of 3 to 39 years. Amortization of leasehold improvements is computed using the straight-line method over the estimated life of the related asset or the term of the lease, whichever is shorter.

Fair value measurements – The Company measures the fair value of its assets and liabilities for financial reporting or disclosure purposes using methods and assumptions that are appropriate in the circumstances. Under U.S. GAAP, the objective of a fair value measurement is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (that is, an exit price). To meet this objective, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs, which are evaluated using the following hierarchy:

- Level 1– Values are based on quoted prices in active markets for identical securities.

- Level 2 – Values are based on significant observable market inputs, such as quoted prices for similar securities and quoted prices in inactive markets.

- Level 3 – Values are based on significant unobservable inputs that reflect the Company's determination of assumptions that market participants might reasonably use in valuing the securities.

The Company carries investments in money market funds managed by the Parent using quoted market prices (a Level 1 fair value measurement), which represent the published net asset value of shares that is the basis for current transactions. Investments in the money market funds of $342,174 is presented in cash and cash equivalents.

Income taxes – The Company's results are included in consolidated tax returns filed by Capital Group, and the Company is allocated income taxes based on the separate return method. However, if the Company incurs a loss that is utilized by Capital Group, the loss is characterized as realized and the Company is reimbursed. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial condition carrying amounts of existing assets and liabilities and their respective tax bases using currently enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are subject to a valuation allowance if, in the Company's opinion, it is more likely than not that these benefits will not be realized.

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes,* provides that a tax benefit from a tax position may be recognized when, based on the technical merits, it is more likely than not that the position will be sustained upon an examination that is presumed to occur, including resolution of any related appeals or litigation processes. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Company evaluates material tax positions in relevant tax jurisdictions and determines whether or not there are uncertain tax positions that require recognition in the statement of financial condition. Guidance in ASC 740 related to uncertain tax positions did not have a material effect on the financial condition as of June 30, 2020.

The Company recognizes the accrual of interest and penalties on uncertain tax positions in accrued expenses.

The Company is subject to examination by U.S. federal tax authorities for tax returns filed for the prior three years and by state tax authorities for the prior four years.

Postretirement benefits – Capital Group sponsors a plan, the Health and Welfare Benefits Plan for Retirees of the Capital Group Companies, to provide benefits to eligible retirees and the Company is allocated an amount of periodic benefit cost based on actuarial estimates; however, the Company is not allocated a portion of the accumulated benefit plan obligation or plan assets. The expected costs of providing postretirement health care benefits are recognized during the years that the associates render service to the Company.

2. Indemnifications, guarantees and commitments

Management has reviewed the indemnification provisions of its material contracts. In the normal course of its business, the Company enters into contracts in which it makes representations and warranties as well as standard "hold harmless" indemnifications to counterparties. The obligation amounts of these types of agreements are not explicitly stated; therefore, the overall maximum amount of the obligations cannot be reasonably estimated. However, management believes it is unlikely the Company will have to make material payments under these agreements, and no liabilities related to these agreements have been recognized in the Company's statement of financial condition.

3. Receivables from contracts with customers

Receivables from contracts with customers within the scope of ASC 606 was $4,521 at June 30, 2020 and was recorded in receivables on the statement of financial condition. The Company does not have any significant contract assets or contract liability balances as of June 30, 2020.

The Company does not have any unsatisfied performance obligations.

4. Income taxes

The net deferred tax asset consists of the following:

	June 30, 2020
Deferred tax assets:	
Accrued expenses and other	$ 14,373
Accrued compensation and benefits	13,564
Depreciation and amortization	43
Total deferred tax assets	27,980
Deferred tax liabilities:	
State franchise taxes	432
Total deferred tax liabilities:	432
Net deferred tax asset	$ 27,548

The Company has not established a valuation allowance against the deferred tax asset, as it has been determined that it is more likely than not that the asset will be realized.

The income tax receivable balance primarily relates to amounts receivable between Capital Group and the Company for jurisdictions in which Capital Group and the Company file a consolidated/combined tax return.

5. Retirement plans

The Company participates with Capital Group and affiliates in a defined contribution retirement plan covering substantially all of its associates. The Company annually contributes up to 15% of each participant's eligible compensation.

6. Transactions with affiliates

Receivables include amounts due from affiliates of $5,987 at June 30, 2020, related to administrative and distribution services. Accounts payable and accrued expenses include amounts due to affiliates of

$42,939 at June 30, 2020, including $15,304 payable to the Parent under the arrangement described below.

The Company and the Parent entered into an agreement whereby the Parent will pay to the Company amounts necessary to pay investment dealers compensation related to the sale of Class C and 529-C shares. The Company makes these payments on behalf of the American Funds. The payables do not bear interest and are repaid as the Company collects certain monthly service fees and sales charges earned from the American Funds.

7. Net capital requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At June 30, 2020, the Company had net capital of $114,349, which was $99,615 in excess of its required net capital of $14,734. At June 30, 2020, the Company's ratio of aggregate indebtedness to net capital was 1.93 to 1.

8. Reserve requirements and possession or control for brokers or dealers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to paragraph k(1) and k(2)(ii) of such Rule, because the Company was an introducing broker or dealer whose business was limited to the sale of mutual funds and insurance products during the year ended June 30, 2020, carried no customers' accounts, promptly transmitted any customer funds and customer securities to the clearing broker or dealer that cleared all transactions with and for customers on a fully disclosed basis, and did not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements nor maintain possession or control of customer securities

9. Subsequent events

The Company has evaluated subsequent events through August 26, 2020, the date the statement of financial condition was available to be issued. No material subsequent events occurred since June 30, 2020, that require recognition in the Company's statement of financial condition as of June 30, 2020, or disclosure in the notes thereto.

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